

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 3, 2022

Maximiliano Ojeda
Chief Executive Officer
MGO Global Inc.
1515 SE 17th Street, Suite 121/#460596
Fort Lauderdale, Florida 33345

> **Re: MGO Global Inc.**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Filed on August 3, 2022**
> **CIK No. 0001902794**

Dear Maximiliano Ojeda:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

DRS Form S-1 filed September 19, 2022

Report of Independent Registered Public Accounting Firm, page F-2

1. We note the presentation changes made to the financial statements for the year ended December 31, 2021 and the footnotes thereto. Please tell us how your auditor determined it was unnecessary to provide an updated audit report. Alternatively, please amend your filing to include an updated audit report. Please refer to PCAOB AS 3110 and AS 4101.

You may contact Mindy Hooker, Staff Accountant, at (202) 551-3732 or Melissa Gilmore, Staff Accountant, at (202) 551-3777 if you have questions regarding comments on the financial statements and related matters. Please contact Bradley Ecker, Staff Attorney, at (202) 551-4985 or Asia Timmons-Pierce, Special Counsel, at (202) 551-3754 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing